DD 5/10

SEC Mail Processing Section

MAY 09 2013

Washington DC 401

SECURITI

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pierpont Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 14th Floor

(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vince DeLaurentis 203-428-2561

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 5/15/13

OATH OR AFFIRMATION

I, Joseph P. Blauvelt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pierpont Capital Advisors LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer M Martin
Notary Public-Connecticut
My Commission Expires
June 30, 2015

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cortview Capital Securities LLC

(renamed Pierpont Capital Advisors LLC as of March 4, 2013)
Statement of Financial Condition
December 31, 2012

SEC
Mail Processing
Section
MAY 09 2013
Washington DC
401

pwc

Cortview Capital Securities LLC
(renamed Pierpont Capital Advisors LLC as of March 4, 2013)
Statement of Financial Condition
December 31, 2012

Cortview Capital Securities LLC
(renamed Pierpont Capital Advisors LLC as of March 4, 2013)
Index
December 31, 2012

pwc

Independent Auditor's Report

To the Member of Cortview Capital Securities LLC (renamed Pierpont Capital Advisors LLC as of March 4, 2013):

We have audited the accompanying statement of financial condition of Cortview Capital Securities LLC (renamed Pierpont Capital Advisors LLC as of March 4, 2013) (the "Company"), as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cortview Capital Securities LLC (renamed Pierpont Capital Advisors LLC as of March 4, 2013) at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 6, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Cortview Capital Securities LLC
(renamed Pierpont Capital Advisors LLC as of March 4, 2013)
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	1,379,465
Deposit at clearing broker		500,000
Securities owned, at fair value		599,336,822
Fixed assets and leasehold improvements, net		1,448,822
Other assets		505,447
Total assets	$	603,170,556
Liabilities		
Securities sold, not yet purchased, at fair value	$	456,556,049
Payables		
Payable to clearing broker		95,672,520
Other liabilities		5,063,141
		100,735,661
Subordinated debt		17,223,562
Commitments (Note 7)		
Member's equity		
Member's equity		28,655,284
Total liabilities and member's equity	$	603,170,556

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Cortview Capital Securities LLC (renamed Pierpont Capital Advisors LLC as of March 4, 2013), (the "Company"), a New York limited liability company, acquired by Cortview Capital Holdings, Inc. ("Holdings") on August 3, 2010 (commenced operations of broker-dealer on September 7, 2010). The Company is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company's operations consist primarily of providing institutional clients with trading services on a risk and riskless basis.

On October 17, 2012, Pierpont Securities LLC ("Parent") acquired for cash, 100% of the shares of Holdings. The combination of the two firms created a broker-dealer that offers fixed income products, as well as a range of finance, capital markets and advisory services.

2. Revision for Correction of Errors

Subsequent to the issuance of the audited financial statements for the year ended December 31, 2011, the Company determined that errors had occurred in its accounting for a) trading income, net interest income and amounts due to clearing broker, b) leasehold improvements and c) occupancy and other expenses for the period September 7, 2010 to December 31, 2011 (the "Periods"). Accordingly, the Company has revised the 2011 and 2010 financial statements not presented herein. The impact on such prior years is presented as a cumulative reduction to 2012 opening retained earnings of $667,675. In addition, management has concluded and reported material inadequacies to the regulatory authorities on March 28, 2013.

a) Trading income, net interest income and amounts due to clearing broker

The Company overstated trading income and net interest income due to an incorrect reconciliation process between the Company's books and records and balances due to its clearing broker. As a result, the Company's retained earnings was overstated in the amount of $1,296,372 as of December 31, 2011.

b) Leasehold improvements

The Company did not capitalize certain leasehold improvements. The leasehold improvements were incorrectly recorded as expenses in the Periods paid. As a result, the Company's retained earnings was understated in the amount of $743,465 as of December 31, 2011.

c) Occupancy and other expenses

The Company did not account for the free rent period and rent escalations in certain leases in accordance with generally accepted accounting principles and did not properly accrue for certain expenses during the Periods. As a result, the Company's retained earnings was overstated in the amount of $124,768 as of December 31, 2011.

3. Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these assumptions are based on the best available information, actual results may be different from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2012 comprise cash in bank accounts totaling $1,379,465, all of which was deposited with one financial institution. Cash equivalents represent money market investments with original maturities of three months or less. The money market funds invest in US government securities or US government agency securities. As of December 31, 2012, there were no funds held in money market funds.

Fixed Assets and Leasehold Improvements
Fixed assets and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets of two or five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the assets or the remaining term of the related leases.

Other Assets and Other Liabilities
Other assets primarily represent a security deposit and prepaid expenses. Other liabilities is comprised of accrued expenses primarily employee compensation.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value
The sales and trading of financial instruments are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net in the Statement of Financial Condition. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reported in income. Realized gains and losses on the sale of financial instruments are included within trading income in the Statement of Operations on a trade date basis.

Revenue Recognition
Trading income is generated primarily from the sales and trading of fixed income securities. Revenues from these transactions are recognized on a trade date basis as transactions occur. Additionally, interest income and interest expense are recorded on an accrual basis on outstanding securities positions and from collateralized agreements.

Income Taxes
The Company is treated as a disregarded entity for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income

taxes. All income, expense, gain or loss of the Company flows through to Holdings. The federal, state and local income tax on such income is the responsibility of Holdings.

Equity Based Compensation
The Company accounted for stock-based compensation in accordance with ASC 718, Compensation-Stock Compensation. The Company measured and recognized stock based compensation based on their estimated fair value as measured on the grant date. Expected forfeitures are included in determining employee compensation expense. See Note 9, Equity Based Compensation for further information on stock based compensation. Employees of the Company participated in the Stock Incentive Plan (SIP) of Holdings. Share based compensation consisted of stock options issued to the Company's employees under the Parent's stock incentive plan. This plan was terminated at the time of the acquisition by Pierpont Securities LLC.

For all grants of stock options and awards, the fair value at the grant date was calculated using an appropriate option pricing model based on the share price of the Parent's shares at the award date and the corresponding expense is recognized over the vesting period with an adjustment to member's equity.

4. Transactions with Clearing Broker

The Company has an agreement with Pershing LLC (the "Clearing Broker") to clear customers' securities transactions on a fully disclosed basis. The agreement also includes provisions related to proprietary accounts of introducing brokers and dealers ("PAIB"). The agreement provides for clearing charges at a fixed rate multiplied by the number of trades executed by the Company. Amounts due to the Clearing Broker consist primarily of the net funds from the settlement of trades and clearing charges.

The Company is required to maintain a minimum deposit of $500,000 at the Clearing Broker. The Company also maintains a margin requirement with the Clearing Broker. The minimum net margin requirement is revalued daily based upon securities held at the close of business. At December 31, 2012, the Company had a clearing deposit of $500,000 posted with the Clearing Broker.

5. Fair Value of Financial Instruments

Fair Value Measurement
The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's securities owned, at fair value, and securities sold, not yet purchased, at fair value, are reflected in the Statement of Financial Condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 Are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The following table presents the investments carried on the Statement of Financial Condition by level within the hierarchy as of December 31, 2012.

(In thousands)	Level 1	Level 2	Level 3	Balance as of December 31, 2012
Securities owned, at fair value				
U.S. Government and federal agency obligations	$ 114,082,810	$ 4,997,252	$ -	$ 119,080,062
Agency mortgage-backed securities	-	66,512,052	-	66,512,052
Corporate debt securities	-	406,273,671	-	406,273,671
Municipal securities	-	4,423,719	-	4,423,719
Preferred stock	-	99,400	-	99,400
Other asset-backed securities	-	2,947,978	-	2,947,978
Total	$ 114,082,810	$ 485,254,072	$ -	$ 599,336,882
Securities sold, not yet purchased, at fair value				
U.S. Government and federal agency obligations	$ 217,329,192	$ -	$ -	$ 217,329,192
Corporate debt securities	-	239,226,857	-	239,226,857
Total	$ 217,329,192	$ 239,226,857	$ -	$ 456,556,049

The fair values of certain financial instruments including cash and cash equivalents, deposits with clearing broker, other assets, payables to clearing broker, other liabilities and subordinated debt are considered to approximate their respective carrying values due to their liquidity, short-term nature and generally negligible credit risk.

The following table (in thousands) summarizes the average in fair value associated with Level 3 financial instruments during the year ended December 31, 2012.

	Other Asset-Backed Securities Level 3
Balance as of December 30, 2011	$ 5,000,654
Cost of Purchases	-
Proceeds from Sales	(4,860,482)
Gains/Losses (Realized/unrealized)	(140,172)
Transfers into Level 3	-
Transfers out of Level 3	-
Balance as of December 31, 2012	$ -

Determination of Fair Value

The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

Where quoted prices for identical securities are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include highly-liquid government bonds, for which there are quoted prices in active markets.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy. Level 2 instruments primarily include agency mortgage backed securities, corporate debt securities, municipal securities, preferred stock and other asset-backed securities. Transactions are classified within Level 3 if there are no observable transaction prices or independent pricing sources available or a component of the price is derived from a model with an observable input.

6. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements as of December 31, 2012 were comprised of the following:

	Cost	Accumulated Depreciation and Amortization	Fixed assets and Leasehold Improvements, net
Property and equipment	$ 2,328,211	$ (1,663,891)	$ 664,320
Leasehold Improvements	1,150,893	(366,391)	784,502
Total	$ 3,479,104	$ (2,030,282)	$ 1,448,822

7. Commitments

The Company has obligations under ten operating lease agreements related to its facilities with initial noncancelable terms in excess of one year. The leases range in length up to seven and a half years. Aggregate annual rentals for office space over the Company's fiscal years are listed below:

Twelve Months Ended December 31,		
2013	$	1,120,457
2014		1,134,965
2015		1,090,290
2016		264,569
2017 and thereafter		277,252
	$	3,887,533

Representations and Warranties
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer in securities. Management believes, based on information currently available, that the results of such actions will not have a material adverse effect on the Company's financial condition.

8. Off-Balance Sheet Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the Statement of Financial Condition. Securities positions are monitored on a daily basis.

Derivatives
The Company engages in mortgage backed securities purchases and sales transactions conducted on a delayed settlement or to be announced (TBA) basis and other forward settling contracts in the normal course of its market making operations.These transactions are settled with the Clearing Broker. Mortgaged backed TBA and other forward settling contracts are accounted for

as derivatives and are carried at fair value. At December 31, 2012, the Company had offsetting open delayed settlement and mortgage backed TBAs with notional values of $140,602,000 and $140,608,000, respectively.

These derivatives involve, to varying degrees, elements of credit and market risk, whereby the occurrence of certain credit events or changes in the fair market value of the underlying securities may result in losses in excess of the amounts reflected on the Statement of Financial Condition. The Company reports its assets and liabilities from derivatives contracts on net by counterparty basis where master netting agreements are in place. There were no unrealized gains or losses on these contracts as of December 31, 2012.

9. Equity Based Compensation

Under the Parent's Stock Incentive Plan (SIP), the employees of the Company were granted a number of options (the option representing the right to purchase one share of the Parent's stock at the respective exercise price). There was one grant on March 30, 2012. The grant was separated into (4) tranches, with exercise prices as follows:

Tranche	March 30, 2012
Tranche 1	$10
Tranche 2	$20
Tranche 3	$25
Tranche 4	$30

The number of options granted during 2012 was 523,000. The grants had a vesting period from the anniversary of issuance of the options. The options would have vested on each of the first, second, third, and fourth anniversaries of the date of the grant. There were no cash settlement alternatives.

The fair value of the share options was estimated at the grant date using a Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted. The key assumptions used to value the awards were:

	March 30, 2012
Expected term of share options	57 months
Expected volatility	73.07%
Risk - free interest rate	1.33%
Price of underlying	$4.69
% capable of vesting	56%

As of October 16, 2012, the plan was cancelled as part of the acquisition by Pierpont Securities LLC.

10. Related Party Transactions

During 2012, $2,627,405 was contributed as capital to the Company by Holdings. Of this amount, $1,268,932 due to Holdings at December 31, 2011 was reclassified as a non-cash capital contribution.

The Company has an outstanding loan of $17,000,000 payable to Pierpont Securities LLC at December 31, 2012 under a subordinated loan agreement. This agreement has been approved by FINRA and the loan and related interest payable is treated as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule (Rule 15c3-1). To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. As of December 31, 2012, the loan was charged interest at a fixed rate of 8% per annum. The scheduled maturity date of the loan is January 15, 2014. Interest payable on this loan as of December 31, 2012 was $223,562.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2012, the Company had net capital and aggregate indebtedness of $25,953,982 and $5,063,141, respectively. Net Capital exceeded its minimum requirement of $337,543 by $25,616,439. The ratio of aggregate indebtedness to net capital was 0.20 to 1. Proprietary balances, if any, held at the Company's Clearing Broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, as the Clearing Broker performs a computation of PAIB assets and segregates certain balances on behalf of the Company, as applicable.

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The regulatory requirements referred to above also restricts the Parent's ability to withdraw capital from the Company. Prior written notification and approval from the regulators is required for withdrawals exceeding 30 percent of the Company's excess net capital and also where the Company's net capital would be less than 25 percent of deductions from net worth in computing net capital.

12. Subsequent Events

In accordance with the Company's plan of reorganization, all of the Company's trading assets were sold on March 4, 2013 at fair value to Pierpont Securities LLC.

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© 2012 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.